UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

TENET HEALTHCARE CORPORATION
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

88033G407
(CUSIP Number)

April 21, 2021**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Reporting Persons initially reported their beneficial ownership of the shares of Common Stock of Tenet Healthcare Corporation on Schedule 13G, and then switched to Schedule 13D on January 7, 2016.  Pursuant to Rule 13d-1(h), the Reporting Persons are again reporting their beneficial ownership on Schedule 13G.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 7

SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,645,320

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,645,320

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,645,320

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on a total of 106,471,229 Shares outstanding as of March 12, 2021, based on the Company’s annual proxy statement on Schedule 14A, filed on March 26, 2021.

SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,645,320

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,645,320

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,645,320

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99 (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Based on a total of 106,471,229 Shares outstanding as of March 12, 2021, based on the Company’s annual proxy statement on Schedule 14A, filed on March 26, 2021.

CUSIP No. 88033G407	Page 4 of 9 Pages
Item 1(a).	Name of Issuer:

Tenet Healthcare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14201 Dallas Parkway, Dallas, TX 75254

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i) Glenview Capital Management, LLC (“Glenview Capital Management”); and
ii) Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund” and collectively, the “Glenview Funds”).

Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i) Glenview Capital Management is a Delaware limited liability company;
ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.05 per share (the “Shares”)

Item 2(e).	CUSIP Number:

88033G407

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 88033G407	Page 5 of 9 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of April 22, 2021, Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of 10,645,320 Shares. This amount consists of: (A) 407,826 Shares held for the account of Glenview Capital Partners; (B) 2,338,955 Shares held for the account of Glenview Capital Master Fund; (C) 980,693 Shares held for the account of Glenview Institutional Partners; (D) 3,198,185 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 3,719,661 Shares held for the account of Glenview Capital Opportunity Fund.

Item 4(b)	Percent of Class:

As of April 22, 2021, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.99% of Shares outstanding. (There were 106,471,229 Shares outstanding as of March 12, 2021, based on the Company’s annual proxy statement on Schedule 14A, filed on March 26, 2021.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,645,320
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,645,320

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 88033G407	Page 6 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

April 22, 2021

CUSIP No. 88033G407	Page 7 of 9 Pages
EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	8
B	Power of Attorney	9